UAS DRONE CORP.

420 ROYAL PALM WAY

SUITE 100

PALM BEACH, FLORIDA  33480

(561) 693-1421

September 3, 2015

J. Nolan Williams

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Registration Statement on Form S-1 of UAS Drone Corp., a Nevada corporation

            (the “Company”)

Commission File No. 333-206561

Dear Mr. Williams:

The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m. EDT on Tuesday, September 15, 2015, or as soon thereafter as is possible.

The Company acknowledges that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

UAS DRONE CORP., a Nevada corporation

By /s/ Chad Swan

Chad Swan, Chief Executive Officer